SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

October 11, 2011

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

21 Haarba'a Street, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Following the previous Form 6-K filed on August 31, 2001, R.V.B. Holdings Ltd. ("RVB"), hereby announces an initial closing of the Additional Share Purchase Agreement, as defined in RVB’s proxy statement dated July 20, 2011 and furnished to the United States Securities and Exchange Commission as Exhibit 99.1 to Form 6-K dated July 20, 2011, with certain E.E.R. Environmental Energy Resources (Israel) Ltd. ("EER") shareholders. At this closing, RVB will issue a total of 38,066,489 RVB shares in exchange for a total of 3,267,510 EER shares of these certain EER shareholders.

An additional closing of the Additional Share Purchase Agreement with other EER shareholders who elect to become parties to the Additional Share Purchase Agreement is expected during October or November 2011. At the additional closing RVB is expected to issue a total of 58,185,319 RVB shares, in exchange for the EER shares of those EER shareholders.

The statements in this Form 6-K concerning the additional closing date of the Additional Share Purchase Agreement, the number of RVB shares to be issued in connection therewith are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward looking statements are based upon management's current views and expectations with respect to future events, and there can be no assurance that these statements will prove to be accurate. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD.
(Registrant)

By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title: Authorized Signatory

Date: October 11, 2011